FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 21, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued – Wednesday 21 May 2008, London - LSE Announcement

GlaxoSmithKline plc - Results of AGM

GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for *	%	Total votes against	%	Total votes cast	Votes withheld **
1	Adoption of Financial Statements	3,749,614,298	95.18	189,859,453	4.82	3,939,473,751	9,410,864
2	Approval of the Remuneration Report	2,423,411,670	85.89	398,271,204	14.11	2,821,682,874	1,127,201,561
3	Election of Mr Andrew Witty	3,877,718,934	99.23	29,969,659	0.77	3,907,688,593	41,195,842
4	Election of Mr Christopher Viehbacher	3,849,501,839	99.49	19,772,868	0.51	3,869,274,707	79,609,728
5	Election of Professor Sir Roy Anderson	3,909,528,117	99.82	7,050,023	0.18	3,916,578,140	32,306,295
6	Re-election of Sir Christopher Gent	3,810,072,560	98.08	74,773,259	1.92	3,884,845,819	64,038,616
7	Re-election of Sir Ian Prosser	3,907,565,196	99.77	9,050,718	0.23	3,916,615,914	32,268,521
8	Re-election of Dr Ronaldo Schmitz	3,899,485,674	99.56	17,139,141	0.44	3,916,624,815	32,259,620
9	Re-appointment of Auditors	3,877,708,481	99.54	17,936,334	0.46	3,895,644,815	53,239,620
10	Remuneration of Auditors	3,913,134,400	99.69	12,121,289	0.31	3,925,255,689	23,628,746
11	To authorise the company to make donations to Political Organisations & incur Political Expenditure	3,764,947,848	97.09	112,911,635	2.91	3,877,859,483	71,024,952
12	Authority to allot shares	3,877,961,825	98.44	61,623,083	1.56	3,939,584,908	9,299,527
13	Disapplication of pre-emption rights***	3,891,091,851	98.82	46,291,865	1.18	3,937,383,716	11,500,719
14	Authority for the Company to purchase its own shares ***	3,871,222,137	98.23	69,853,695	1.77	3,941,075,832	7,808,603
15	Adopt new Articles of Association ***	3,919,473,970	99.55	17,602,044	0.45	3,937,076,014	11,808,421

Notes:

*     Includes discretionary votes.

**     A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***     Indicates Special Resolutions requiring a 75% majority

The following table provides further relevant information:

	GlaxoSmithKline's Eighth AGM (2008)	GlaxoSmithKline's Seventh AGM (2007)
Issued share capital (excluding Treasury Shares)	5 , 352 ,175 , 102	5,725,158,425
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	73.78%	73.68%
Total shareholder population	172,581	180,486
Total number of proxies lodged	12,896	14,357
% of shareholders who lodged proxies	7.47%	7.95%
Number of shareholders, corporate representatives and proxies who attended the AGM	266	276

S M Bicknell
Company Secretary
21 May 2008

These results will shortly be available on the Company's website www.gsk.com.

Enquiries:	UK Media	Philip Thomson Alice Hunt Gwenan White	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne	(215) 751 7709 (919) 483 2839

	European Analyst / Investor	David Mawdsley Sally Ferguson Gary Davies	(020) 8047 5564 (020) 8047 5543 (020) 8047 5503

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 21, 2008                                                                                                              By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc